United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Notice to Shareholders

Nominations for the Fiscal Council

Rio de Janeiro, April 1st, 2024 – Vale S.A (“Vale” or “Company”) informs that it has received two letters from shareholders with nominations for full members of Vale’s Fiscal Council, as well as their respective alternates, for the election that will take place at Vale’s next Annual General Meeting, on April 26, 2024 (“AGO”). Nominees are as follows:

Full member	Alternate Member	Nominated by
Heloísa Belotti Bedicks	Adriana de Andrade Solé	Geração L. Par and Others¹
Raphael Manhães Martins	Jandaraci Ferreira de Araujo	Geração L. Par and Others[1]

The Company informs that the nomination complies with the legal provisions, including those provided for the Brazilian Corporate Law, CVM Resolution No. 81 and Circular/Annual Letter-2024-CVM/SEP. Attached to this Notice, the Company provides the two nomination letters received, with information on the nominees.

To reflect the above nominations, Vale refiled the AGM's Distance Voting Ballot, released on March 8, 2024, with the change in the item referring to the election of the members of the Fiscal Council. If the shareholder has already forwarded the ballot and wishes to resubmit it, they may do so up to 7 (seven) days before the AGM.

The Company also amended the Management Proposal with the inclusion of information on the candidates, as received from the shareholders. The Proxy Statement was amended in the corresponding resolution item. These documents are available on the Company's website.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, represented by its manager PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA; VICTOR ADLER represented by counsel; VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S. A. represented in accordance with its bylaws; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES represented by its manager TEMPO CAPITAL GESTÃO DE RECURSOS LTDA.; the funds RPS CAPITAL ABS B PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, RPS PREV ABSOLUTO FI PREVIDENCIA MULTIMERCADO MASTER, RPS PREV ACOES FUNDO DE INVESTIMENTO PREVIDENCIA MASTER, RPS LONG BIAS FUNDO DE INVESTIMENTO EM ACOES, RPS EQUITY HEDGE MASTER FIM, GENIPABU FUNDO DE INVESTIMENTO EM ACOES, RPS TOTAL RETURN MASTER FIM, RPS FIA SELECTION MASTER, RPS PREV ABSOLUTO ICATU FI PM M, RPS LONG BIAS SELECTION FIA, RPS TOTAL RETURN RV MASTER FIM represented by their manager RPS ADMINISTRADORA DE RECURSOS LTDA; the funds CLARITAS INSTITUCIONAL MASTER FIM, CLARITAS VALOR FIA, UNIMED RV 15 FIM, CLARITAS QP5 FIM CP, UNIMED MULTIESTRATEGIA FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS VALOR INSTITUCIONAL II FIA, CLARITAS BTG PREVIDENCIA FIM, TACAMI FIM PREVIDENCIARIO, FAROL FUNDO DE INVESTIMENTO EM ACES, FRG FUNDO DE INVESTIMENTO EM ACES CLARITAS, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS TOTAL RETURN MASTER FIM, CLARITAS ADVISORY ICATU PREVIDÊNCIA FIM, CLARITAS QUANT MASTER FIM, CLARITAS PREVIDENCIA FIFE MULTIMARKET INVESTMENT FUND, CLARITAS LONG BIAS MULTIMARKET INVESTMENT FUND, CLARITAS BRASILPREV FIFE MULTIMARKET INVESTMENT FUND, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS XP LONG BIAS PREVIDENCIA FIFE MULTIMARKET INVESTMENT FUND, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BRASILPREV QUANT FIFE FUNDO DE INVESTIMENTO EM MULTIMERCADO, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM represented by its manager CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA.; the funds CLAVE ALPHA MACRO MASTER FIM, CLV M2 MASTER FIM, CLAVE ACOES INST MASTER FIA , CLAVE TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CLAVE ACOES MASTER FUNDO DE INVESTIMENTO EM ACOES, CLAVE TOTAL RETURN MASTER FIA, CLAVE CORTEX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CL II MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CL I FUNDO DE INVESTIMENTO MULTIMERCADO, CLAVE EQUITY HEDGE MASTER FIM B represented by its manager Clave Gestora de Recursos Ltda; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA represented by its manager FUNDAMENTA ADMINISTRAÇÃO DE CARTEIRA DE VALORES IMOBILIPARIOS LTDA.; the funds ABSOLUTE HEDGE MASTER FIM, ABSOLUTE VERTEX MASTER FIM, ABSOLUTE PREVIDENCIARIO MASTER FIM, ABSOLUTE ALPHA GLOBAL II MASTER FUNDO DE INVESTIMENTO EM ACOES, ABSOLUTE PACE LONG BIASED MASTER FUNDO DE INVESTIMENTO EM AC AÇÕES, ABSOLUTE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ABSOLUTE PREVIDENCIÁRIO MASTER II FIM, ABSOLUTE ENDURANCE FIA FIFE PREV, ABSOLUTE ENDURANCE MASTER FIA, ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE PACE MASTER MULTIMARKET INVESTMENT FUND, ABSOLUTE MACRO FUNDO INCENT DE INVEST EM INFRA M CP, ABSOLUTE PREVIDENCIÁRIO ITAÚ MASTER FI MULTIMERCADO, ABSOLUTE PACE PREV FIFE FUNDO DE INVESTIMENTO EM ACOES, ITAU ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE ENDURANCE IVP FIA and ABSOLUTE VERTEX PREV BRADESCO FIFE PREV. FIFE FIM represented by its manager ABSOLUTE GESTÃO DE INVESTIMENTOS LTDA; and the funds ALASKA BLACK ADVISORY XP SEGUROS FIFE PREVIDENCIA FIM, BARRA FUNDO DE INVESTIMENTO EM ACOES, ADAK FUNDO DE INVESTIMENTO DE AÇOES IE, ALASKA RANGE FUNDO DE INVESTIMENTO MULTIMERCADO, ALASKA PREVIDENCIA MASTER FIM, ATKA FUNDO DE INVESTIMENTO DE ACOES IE, ALASKA 100 ICATU PREV FIFE FIM, ALASKA INSTITUCIONAL FIA and ALASKA BLACK MASTER FIA - BDR NIVEL I.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 1, 2024		Director of Investor Relations